FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT Telecom Group plc


Annual Information Update for 12 months up to and including 3 April 2006


In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the 12 month period from 4 April 2005 to 3 April 2006.


1.         RNS Announcements

Date of Publication                     RNS Headline


30/03/2006                                EGM Statement

28/03/2006                                Annual Report and Accounts

27/03/2006                                Scheme of arrangement

10/03/2006                                Circular to Warrantholders

07/03/2006                                Notice of EGM

03/03/2006                                Management change in Germany

24/02/2006                                Additional Listing

23/02/2006                                Important new meeting details

23/02/2006                                Q4 & Corporate Structure

17/02/2006                                Re consent solicitation

14/02/2006                                IFRS restatement

13/02/2006                                Blocklisting Interim Review

07/02/2006                                COLT launches managed IP PBX

03/02/2006                                Re Consent Solicitation

11/01/2006                                Holding(s) in Company

16/12/2005                                Blocklisting Interim Review

16/12/2005                                Directors/PDMR Shareholdings

30/11/2005                                COLT wins AOK contract

17/11/2005                                Bond redemption

16/11/2005                                Holding(s) in Company

24/10/2005                                Blocklisting Interim Review

20/10/2005                                3rd Quarter Results

14/10/2005                                Blocklisting Interim Review

13/10/2005                                Holding(s) in Company

12/10/2005                                Product Launch

06/10/2005                                COLT Wins Nomura Contract

06/10/2005                                COLT Commerzbank contract win

21/09/2005                                Bond redemption

01/08/2005                                Blocklisting Interim Review

01/08/2005                                Bond buyback

27/07/2005                                Holding(s) in Company

22/07/2005                                Audit committee change

21/07/2005                                Second Quarter Results

11/07/2005                                Statement re. Press Comment

22/06/2005                                Director Shareholding

20/06/2005                                Director Shareholding

20/06/2005                                Blocklisting Interim Review

16/06/2005                                Director Shareholding

01/06/2005                                New Non Executive Director

18/05/2005                                Segmental numbers restated

05/05/2005                                COLT Management Appointment

25/04/2005                                Blocklisting Interim Review

22/04/2005                                Company Secretary Change

21/04/2005                                AGM Statement

21/04/2005                                COLT Appoints CTO

21/04/2005                                1st Quarter Results

18/04/2005                                Blocklisting Interim review

14/04/2005                                Product Launch


In accordance with Article 27(3) of the Prospectus Directive Regulation, we confirm that to the best of our knowledge, information relating to 'Holding(s) in Company', 'Director/PDMR Shareholdings' and 'Director Shareholding' was up to date at the time of announcement but it is acknowledged that such disclosures may have, or may at any time, become out of date due to changing circumstances.


2.   Documents filed at Companies House

The Company has submitted filings to Companies House in relation to its annual return and group accounts, the appointment of a director, the resignation and appointment of the Company Secretary, particulars of a mortgage or charge and the allotment of shares.


3.   Availability of documents

Copies of regulatory announcements published via RNS can be obtained from the RNS section of the Stock Exchange website at www.londonstockexchange.com.

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ or via their website at http://www.companieshouse.gov.uk/ or through Companies House direct at http://direct.companieshouse.gov.uk/.

Alternatively, copies of all regulatory announcements and documents filed at Companies House can be obtained from the Company Secretary of COLT Telecom Group plc, Beaufort House, 15 St Botolph Street, London, EC3A 7QN.


4.   Enquiries:

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Michaella Henderson
Assistant Company Secretary
Email: michaella.henderson@colt.net
Tel: +44 (0) 20 7 947 1064



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 3 April 2006                             COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary